[Letterhead of Cravath, Swaine & Moore LLP]

August 9, 2004

VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Mandalay Resort Group Preliminary Revised Proxy Statement on Schedule 14A

Dear Ladies and Gentlemen,

     We enclose on behalf of Mandalay Resort Group, for filing via EDGAR, Mandalay’s preliminary revised proxy statement on Schedule 14A in connection with Mandalay’s rescheduled 2004 annual meeting of stockholders, and a form of proxy that Mandalay plans to use in connection with the 2004 annual meeting. The preliminary revised proxy statement includes a proposal to approve the merger agreement among Mandalay, MGM MIRAGE and MGM MIRAGE Acquisition Co. #61, pursuant to which MGM MIRAGE Acquisition Co. #61 will merge with and into Mandalay. In the merger, holders of shares of Mandalay common stock would receive $71.00 per share in cash.

     Please direct any questions or correspondence concerning the preliminary revised proxy statement to me at (212) 474-1024 or to Joseph R. Martin at (212) 474-1421. We can both be reached by facsimile at (212) 474-3700.

Very truly yours,

/s/  Craig F. Arcella

Craig F. Arcella
Cravath, Swaine & Moore LLP